As filed with the Securities and Exchange Commission on July 3, 2002
  Registration No. _________

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-SB

                 GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                 BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             OCEAN EXPRESS LINES, INC.
                   (Name of Small Business Issuer in its charter)


            NEVADA                                   87-0646435
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                     Identification No.)


         56 West 400 South, Suite  #220, Salt Lake City, Utah   84101
          (Address of principal executive officers)           (Zip Code)


Issuer's telephone number:  (801) 322-3401


Securities to be registered under Section 12(b) of the Act:

            Title of each class      Name of each exchange on which
            to be so registered      each class is to be registered

                  N/A                              N/A


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, par value $.0001 per share
                            (Title of Class)


                        OCEAN EXPRESS LINES, INC.

                              FORM 10-SB

                           TABLE OF CONTENTS
                                                                        PAGE
                                PART I

ITEM 1.   Description of Business                                           3

ITEM 2.   Management's Discussion and Analysis or Plan of Operation         9

ITEM 3.   Description of Property                                          11

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management    12

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons      12

ITEM 6.  Executive Compensation                                            14

ITEM 7.  Certain Relationships and Related Transactions                    14

ITEM 8.  Description of Securities                                         14

                                PART II

ITEM 1.  Market Price of and Dividends on Registrant's Common Equity
  and Other Shareholder Matters                                            15

ITEM 2.  Legal Proceedings                                                 16

ITEM 3.  Changes in and Disagreements with Accountants                     17

ITEM 4.  Recent Sales of Unregistered Securities                           17

ITEM 5.  Indemnification of Directors and Officers                         17

                                PART F/S

Financial Statements                                                       18

                                PART III

ITEM 1.  Index to Exhibits                                                S-1

ITEM 2.  Description of Exhibits                                          S-1

Signatures                                                                S-2




                                PART I

ITEM  1.    Description of Business

Business Development

     History

     Ocean Express Lines, Inc. ("the Company") was incorporated in Idaho on May 6, 1971 as Hall Mountain Silver Mines, Inc. For a period after inception, the Company was involved in the ownership and operations of certain mining claims. Operations were discontinued in 1981 and the Company was inactive until approximately 1989. On June 5, 1989 the Company changed its name to Network Videotex Systems, Inc., and on November 13, 1989 changed its name to Wessex International, Inc. On May 22, 1991, the Company acquired Ocean Express Lines, Inc., a Florida corporation engaged in the business of operating a scheduled steamship between Miami, Florida and ports in the Western Caribbean and Gulf of Mexico. The acquisition was accounted for as a pooling of interest. In connection with the transaction, the Company changed its name to Ocean Express Lines, Inc. The Company did not achieve profitable operations and ceased its business in 1992.

     In 1999, Williams Investments Company prevailed in a lawsuit against the Company to collect certain debts owed by the Company. Williams Investments was granted a judgment against the Company in the amount of $10,000 plus interest, which judgment was converted into 13,749,824 shares of the Company's common stock. Williams Investments is principally owned by H. Deworth Williams, currently a director of the Company.

     In February 2000, the shareholders voted to relocate the domicile of incorporation from Idaho to the State of Nevada. A new corporation also named Ocean Express Lines, Inc., was organized as a Nevada corporation on February 18, 2000. On March 2, 2000 the Company merged with the Nevada entity, which was the surviving entity. The Company issued 20,000,000 shares of common stock in the newly formed Nevada corporation to stockholders of the Idaho corporation in exchange for their shares in the Idaho corporation.

     The Company has conducted limited business operations and is classified as a development stage company. Presently, the Company is actively seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. Its principal purpose is to locate and consummate a merger or acquisition with a private entity.

     The Company is voluntarily filling this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Further, management believes that this could possibly make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate. As a result of filing this registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

     Any target acquisition or merger candidate will become subject to the same reporting requirements as the Company following consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business entity, that business entity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business entity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.


     The Company's principal executive offices are located at 56 West 400 South, Suite #220, Salt Lake City, Utah 84101, and its telephone number is (801) 322-3401.

     Current Business Activities

     The Company has had only a brief operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

     Sources of Business Opportunities

     Management intends to use various resources in its search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain, on a fee basis, professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Company management has in the past consulted with Williams Investment Company ("Williams Investment"), a consulting company located in Salt Lake City, Utah, principally owned by H. Deworth Williams, a director and principal shareholder of the Company. Because there is no agreement or understanding with Williams Investment, the Company may use other consultants if it so elects. However, due to its past experience, the Company may use the consulting and advisory services of Williams Investment. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

     If the Company elects to engage an independent consultant, it will look only to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would prefer to engage a consultant that will provide services for only nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

     The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.
 Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

     Evaluation

     Once the Company identifies a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted, or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

     In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including (i) potential benefits to the Company and its shareholders; (ii) working capital; (iii) financial requirements and availability of additional financing; (iv) history of operation, if any; (v) nature of present and expected competition; (vi) quality and experience of management; (vii) need for further research, development or exploration; (viii) potential for growth and expansion; (ix) potential for profits; (x) and other factors deemed relevant to the specific opportunity.

     Because the Company has not yet located or identified any specific business opportunity, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

     Form of Potential Acquisition or Merger

     The Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in an opportunity through the purchase of a minority stock position.

     Because the Company has no assets and a limited operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution. It is also probable that there will be a change in control of the Company. The owners of the business opportunity which the Company acquires or mergers with will most likely acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, but rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.


     Presently, management does not intend to borrow funds to compensate any person, consultant, promoter or affiliate in relation to the consummation of a potential merger or acquisition. However, if the Company engages any outside advisor or consultant in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would most likely have to be to persons known by the directors of the Company or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operation. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender.
 Management will attempt to acquire funds on the best available terms for the Company. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates.

     There exists a possibility that the terms of any future acquisition or merger transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to a person or persons instrumental in facilitating the transaction. No criteria or limits have been established for the determination of an appropriate finder's fee, although it is likely that any fee will be based upon negotiations by the Company, the business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would have such an arrangement ratified by the shareholders in an appropriate manner.

     The Board of Directors believes that it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest. Any possible related party transaction of this type would have to be ratified by a disinterested Board of Directors and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, none of the Company's officers, directors, or affiliates or associates have had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

Rights of Shareholders

     Management anticipates that prior to consummating any acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Nevada law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the Exchange Act if the action is taken by written consent.


     Under Nevada corporate laws, the Company's shareholders may be entitled to assert dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Nevada law. Also, shareholders will be entitled to dissenters' rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert dissenter's rights and obtain the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.

Competition

     Because no potential acquisition or merger candidate has been identified, the Company is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the business offices of two of its directors, H. Deworth Williams and Geoff Williams, located in Salt Lake City, Utah. The facilities are shared with other businesses.

     Although the Company has no written agreement and currently pays no rent for the use of its facilities, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.

Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

Risk Factors Related to the Company's Business

     The Company is, and will be, subject to substantial risks specific to a particular business or business opportunity, which specific risks cannot be ascertained until a potential acquisition or merger candidate has been identified. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include the types of risk factors outlined below.

     The Company Has No Assets and No Source of Revenue

     The Company currently has no assets and has had no revenues for several years. It is unlikely that the Company will receive any revenues until it completes an acquisition or merger. There can be no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     The Company's Auditor Have Expressed a Going Concern Opinion

     The Company's independent auditors discuss in their report the Company's ability to continue as a going concern. The auditors include a statement that :[t]he ability of the Company to continue as a going concern is also dependent upon its ability to successfully seek out and consummate an agreement with an existing operating company, or secure other sources of financing such that it may commence profitable operations. If the Company is not able to secure necessary funding or to consummate a successful acquisition or merger, it may be forced to cease operations. See Note 3 to financial statements included herewith.

     Discretionary Use of Proceeds

     The Company is not currently engaged in any substantive business activities other than looking for and investigating business opportunities. Accordingly, management has broad discretion with respect to the potential acquisition of assets, property or business. Although management intends to apply any proceeds it may receive through the future issuance of stock or debt to a suitable acquired business, the Company will have broad discretion in applying these funds. There can be no assurance that the Company's use or allocation of such proceeds will allow it to achieve its business objectives.

     No Substantive Disclosure Relating to Prospective Acquisitions

     Because the Company has not yet identified any specific industry, assets or business that it may seek an acquisition or merger, potential investors in the Company will have no substantive information upon which to base a decision whether to invest in the Company until such a transaction is completed. Prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company gives no assurance that it will ultimately raise funds or that if it does, any investment in the Company will not ultimately prove to be less favorable than a direct investment.

     Future Acquisition or Merger May Result in Substantial Dilution

     The Company is currently authorized to issued 50,000,000 shares of common stock, of which 20,000,000 shares are outstanding as of the date hereof. The issuance of additional shares in connection with any acquisition or merger transaction or the raising of capital may result in substantial dilution of the holdings of current shareholders.

     Management Will Devote Only Minimal Time to the Company

     Presently, the Company's three directors have other full time obligations and will devote only such time to the Company as necessary to maintain its viability. Thus, because of management's other time commitments, together with the fact that the Company has no business operations, management anticipates that they will devote only a minimal amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition candidate.

     Effective Voting Control Held by Directors

     The Company's directors own in the aggregate approximately 69% of the outstanding voting securities of the Company. Only one other single shareholder owns in excess of 10%. Accordingly, the current directors will have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other shareholders.

     No Market for Company's Common Stock

     Although the Company intends to apply for listing of its common stock on the OTC Bulletin Board, there is currently no market for such shares and there can be no assurance that any such market will ever develop or be maintained. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the Commission may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement may the Company apply to have its securities quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.


ITEM 2.  Management's Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the Form 10-SB.

     The Company is considered a development stage company with no assets or capital and with no material operations or income. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by advances from shareholders of the Company, which are evidenced on the Company's financial statements as accounts payable-related parties. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

     During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above.
 Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

     The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Net Operating Loss

     The Company has accumulated approximately $21,000 of net operating loss carry forwards as of December 31, 2001. This loss carry forward may be offset against taxable income and income taxes in future years and expires in the year 2021. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 2001 or three-month period ended March 31, 2002 because it has been fully offset by a valuation reserve. The use of future tax benefit is undeterminable because the Company presently has no operations.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for changes in the values of those derivatives depends on the intended use of the derivatives and whether they qualify for hedge accounting. SFAS 133, as amended by SFAS 137 and SFAS 138, has been adopted by the Company and management believes that such adoption will have no material impact on the Company's financial statements.

     The Company has adopted the provisions of FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.) This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. Th statement is also effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's financial statements.


     In June 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocatable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimatable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company has not adopted SFAS 141and SFAS 142 believes that such adoption will not affect the Company's financial statements.

     The Company has adopted the provisions of FIN 44 Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.) This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's financial statements

     On August 16, 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. It requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing an accrued retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Although the Company has not completed the process of determining the effect of this new accounting pronouncement, management currently expect that the effect of SFAS No. 143 on the Company's financial statements, when it becomes effective, will not be significant.

     In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Although SFAS 144 supersedes SFAS 121, it retains many of the fundamental provisions of SFAS
121. SFAS 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting-the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of, by sale, abandonment, or in a distribution to owners, or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. We believe the adoption of SFAS 144 will not have a significant effect on our financial statements.

Inflation

     In the opinion of management, inflation has not had a material effect on the operations of the Company.

Forward Looking and Cautionary Statements

     This registration statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to search for appropriate business opportunities and subsequently acquire or merge with such entities, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Commission.

ITEM 3.  Description of Property

     The Company does not presently own any property.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of the Company's knowledge, as of December 31, 2001, with respect to each person known by the Company to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group.

      Name and Address             Amount and Nature of      Percent
     of Beneficial Owner           Beneficial Ownership     of Class(1)
------------------------------     --------------------     -----------
Geoff Williams*                           2,254,000           11.3%
  54 West 400 South, Suite 220
  Salt Lake City, UT 84101
H. Deworth Williams*                     13,762,995(2)        68.8%
  54 West 400 South, Suite 220
  Salt Lake City, UT 84101
Edward F. Cowle*                             13,654            0.1%
  6 East 45th Street, 10th Floor
  New York, NY 10017
James Ruzicka                             1,035,000            5.2%
  c/o 54 West 400 South, Suite 220
  Salt Lake City, UT 84101
All directors and officers               16,030,649           80.2%
  a group (3 persons)

 *  Director and/or executive officer

Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

     (1) Based upon 20,000,000 shares of common stock outstanding on December 31, 2001.
     (2) Includes 13,749,824,000 in the registered name of Williams Investment Company, of which Mr. Williams is the principal owner.


ITEM 5. Directors, Executive Officers, Promoters and Control Persons Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

     Name                  Age                   Position
Geoff Williams              32         President, Chief Executive Officer,
                                       Secretary and Director
H. Deworth Williams         67         Director

Edward F. Cowle             46         Director

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

     None of the Company's directors are currently, nor for the past three years have been, a director of a "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers, except as set forth below in their respective resumes.


     No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

     All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

     Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

     The business experience of each of the persons listed above during the past five years is as follows:

     Geoff Williams. Mr. Williams became a director and President of the Company in February 2000. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. He is presently and has been since 1999, a director of Consolidated Travel Systems, Inc., a company actively seeking acquisitions or merger candidates. Mr. Williams attended the University of Utah and California Institute of the Arts.

     Mr. Williams has been an executive officer and director of the following companies that may be deemed blank check companies: Calypso Financial Services, Inc. (Secretary and director from 1999 to the present); Consolidated Travel Systems, Inc. (Director since August 1999 and President from February 2001 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and director from 1999 to the present); Grant Ventures, Inc. (Secretary and director from 1999 to the present); RAKO Capital Corporation (President and director from June 2001 to the present); and Westgate Acquisitions Corp. (Secretary and director from 1999 to the present).

     H. Deworth Williams. Mr. Williams is the owner of Williams Investment Company and has been a financial consultant for more than thirty years. During this time, Mr. Williams has been instrumental in facilitating and completing several mergers, acquisitions, business consolidations and underwritings. Since 1994, he has been a director of Laser Technology, Inc., a publicly traded company located in Englewood, Colorado that manufacture and markets precision laser measurement devices. In March 2000, Mr. Williams agreed to a Commission order not cause any violations of Section 13(a) of the Securities Exchange Act of 1934. Mr. Williams is the father of Geoff Williams, the Company's President.

     Mr. Williams has also served as President and a director of Energy Producing Technology, Inc., a blank check company, from 2001 to the present.

     Edward F. Cowle. Mr. Cowle has been self employed in financial public relations from 1994 to the present, assisting public companies with financial and investment banking activities. From 1992 to 1994, Mr. Cowle was a Senior Vice President--Investments with Paine Webber in New York City and from 1991 to 1992, he was a Registered Representative with Bear Stearns & Company, also in New York City. Since 2000, he has also been a director of Laser Technology, Inc. Mr. Cowle graduated from Fairleigh Dickinson University in Madison, New Jersey in 1978 with a B.A. Degree in English, American Studies. Mr. Cowle also attended Vermont Law School in South Royalton, Vermont from 1978 to 1979.

     Mr. Cowle has been an executive officer and director of the following companies that may be deemed blank check companies: Big Flash Corporation (President and Chairman of the Board from 1999 to the present; Calypso Financial Services, Inc. (President and Chairman of the Board from 1999 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and director from 1999 to 2001 and President from 2001 to the present); and Westgate Acquisitions Corp. (Secretary and director from 1999 to 2001 and President from 2001 to the present).

ITEM 6.  Executive Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors.
The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2001 and 2000, or the three-month period ended March 31, 2001. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.  Certain Relationships and Related Transactions

     There have been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

     The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to be customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders or a disinterested Board of Directors. See Item 1 "Description of Business - Form of Potential Acquisition or Merger" above.


ITEM 8.  Description of Securities

Common Stock

     The Company is authorized to issue 50,000,000 shares of common stock, par value $.0001 per share, of which 20,000,000 shares are issued and outstanding as of the date hereof. This number reflects and includes (i) the adjustment for the three shares for one share forward stock split effected by the Company in 1989; and (ii) the one share for 18.09 shares reverse stock split effected in 1991.

     All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

                                PART II

ITEM 1. Market Price of And Dividends on the Registrant's Common Equity and Other Shareholder Matters

     The Company intends to make an application to the NASD for its shares to be quoted on the OTC Bulletin Board. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board subsequent to the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock has not traded in a public market.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities.
Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

     As of May 31, 2002 there were approximately 107 holders of record of the Company's common stock. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

     Because all of the Company's outstanding shares of common stock were issued pursuant to exemptions under the 1933 Act, it is deemed that all outstanding shares are restricted securities. Corporate records indicate that all of the Company's issued and outstanding shares of common stock were issued between 1971 and 1999 in various, isolated transactions. The Company has relied upon the exemption provided by Section 4(2) of the 1933 Act in the private issuance of shares. To the best knowledge of the Company, no private placement memorandum was used in relation to the issuance of shares.

     Under Rule 144(k) of the 1933 Act, the requirements of paragraphs (c),
(e), (f), and (h) of Rule 144 do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least two years prior to their sale. Thus of the Company's total outstanding shares, 2,934,351 shares are considered freely tradable pursuant to Rule 144(k) and may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. For purposes of this registration statement only, a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning a portion of the 2,934,351 shares owns more than five percent (5%) of the Company's total outstanding shares.

     The remaining 17,065,649 shares are considered restricted securities and presently held by four shareholders. All of the restricted shares are presently eligible for sale pursuant to the provisions of Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the 1933 Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a shareholder to rely on Rule 144, the Company must have available adequate current public information with respect to itself. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the various resale limitations of Rule 144.

Dividend Policy

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.


ITEM 2.  Legal Proceedings

     There are presently no material pending legal proceedings to which the Company is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.


ITEM 3.  Changes in and Disagreements With Accountants

     On October 15, 2001, the Board of Directors unanimously approved a resolution to replace the Company's principal independent accountant, Jack F. Burke, Jr., Certified Public Accountant. The report of Jack F. Burke, Jr. on the financial statements for 10-month period ended December 31, 2000 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audit for the period ended December 31, 2000 and for the period through October 15, 2001, there have been no disagreements with Jack F. Burke, Jr. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Jack F. Burke, Jr., would have caused him to make reference thereto in his report on the financial statements for such years. During the period ended December 31, 2000 and the period through October 15, 2001, there have been no events as set forth in Regulation S-B,
Item 304(a)(1)(iv)(B). Jack F. Burke, Jr. has furnished the Company with a letter addressed to the SEC stating whether or not he agrees with this
Item 3.  A copy of such letter, is attached as an Exhibit hereto.

     Also on October 15, 2001, the Board approved the appointment of H J & Associates, L.L.C. as the Company's new independent accountants. An engagement letter was executed on October 15, 2001. During the two most recent fiscal years and through October 15, 2001, the Company has not consulted with H J & Associates regarding either (i) the application of accounting principles to a specified transaction either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or event identified in response to paragraph (a)(1)(iv) of Item 304 of Regulation S-B.

     H J & Associates has performed an audit of the financial statements of the Company as of December 31, 2001, for the years ended December 31, 2001 and 2000, and from inception of the development stage on July 31, 1987 through December 31, 2001. Their report thereon dated April 8, 2002, was qualified only as to the Company's ability to continue as a going concern.


ITEM 4.  Recent Sales of Unregistered Securities

     In 1999 the Third District Court, Salt Lake County, Utah, granted Williams Investments Company a judgment against the Company in the amount of $10,000. The suit was filed by Williams Investments to collect certain debts owed by the Company. Pursuant to the judgment, the Court issued an Execution for personal property. Acting on the Execution, the local sheriff effected a public auction at which the judgment was exchanged as consideration for 13,749,824 shares of the Company's authorized, but unissued common stock. The shares represented the only asset of the Company. Williams Investments is principally owned by H. Deworth Williams, currently a director of the Company.
 The issuance was made in reliance upon the exemption from the registration provisions of the Securities Act of 1933 provided by Section 4(2) of that Act.


ITEM 5.  Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.


     The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

     The Company has designated Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, as its transfer agent.



                                PART F/S

     The Company's financial statements for the fiscal years ended December 31, 2001 and 2000 have been examined to the extent indicated in their reports by H J & Associates, L.L.C., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Part F/S of this Form 10-SB. Unaudited financial statements for the three-month period ended March 31, 2002 have been prepared by the Company.


                           OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)

                             FINANCIAL STATEMENTS

                              December 31, 2001



                                C O N T E N T S


Independent Auditors' Report                                             F-2

Balance Sheet                                                            F-3

Statements of Operations                                                 F-4

Statements of Stockholders' Equity (Deficit)                             F-5

Statements of Cash Flows                                                 F-7

Notes to the Financial Statements                                        F-9



                                    F-1



                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

The Board of Directors
Ocean Express Lines, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Ocean Express Lines, Inc. (a development stage company), as of December 31, 2001, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2001 and 2000 and from inception of the development stage on July 31, 1987 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean Express Lines, Inc. (a development stage company) as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and from inception of the development stage on July 31, 1987 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/HJ & Associates, LLC
-----------------------
HJ & Associates, LLC
Salt Lake City, Utah
April 8, 2002



                                    F-2




                          OCEAN EXPRESS LINES, INC.
                         (A Development Stage Company)
                                Balance Sheet

                             ASSETS
                            --------
                                                            December 31,
                                                                2001
                                                            ------------
CURRENT ASSETS                                              $          -
                                                            ------------
  Total Current Assets                                                 -
                                                            ------------
  TOTAL ASSETS                                              $          -
                                                            ============

            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
           ------------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                          $      3,000
  Accounts payable - related party                                 4,440
                                                            ------------
    Total Current Liabilities                                      7,440
                                                            ------------
    Total Liabilities                                              7,440
                                                            ------------
STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock: $0.0001 par value; authorized 50,000,000
   shares; 20,000,000 shares issued and outstanding                2,000
  Additional paid-in capital                                     220,725
  Deficit accumulated prior to the development stage            (151,800)
  Deficit accumulated during the development stage               (78,365)
                                                            ------------
    Total Stockholders' Equity (Deficit)                          (7,440)
                                                            ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
     (DEFICIT)                                              $          -
                                                            ============


The accompanying notes are an integral part of these financial statements.


                                    F-3



                           OCEAN EXPRESS LINES, INC.
                         (A Development Stage Company)
                            Statements of Operations

                                                                    From
                                                              Inception of the
                                                                 Development
                                                                  Stage on
                                                                  July 31,
                                       For the Years Ended      1987 Through
                                           December 31,          December 31,
                                      ---------------------
                                       2001           2000           2001
                                    -----------    -----------    -----------
REVENUES                            $         -    $         -    $         -

EXPENSES                                  4,063          3,377         17,440
                                    -----------    -----------    -----------
LOSS FROM OPERATIONS                     (4,063)        (3,377)       (17,440)
                                    -----------    -----------    -----------
LOSS FROM DISCONTINUED OPERATIONS
  (Note 5)                                    -              -        (60,925)
                                    -----------    -----------    -----------
NET LOSS                            $    (4,063)   $    (3,377)   $   (78,365)
                                    ===========    ===========    ===========
BASIC LOSS PER SHARE                $     (0.00)   $     (0.00)
                                    ===========    ===========
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                 20,000,000     20,000,000
                                    ===========    ===========


The accompanying notes are an integral part of these financial statements.


                                    F-4



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)

                                                                    Deficit
                                                                  Accumulated
                                 Common Stock        Additional    During the
                            ----------------------    Paid In     Development
                              Shares      Amount      Capital        Stage
                            ----------  ----------  ----------     ----------
Balance from inception of
  the development stage
  of July 31, 1987             250,083  $       25  $  151,775     $ (151,800)

Issuance of common stock
  for mining claims at
  predecessor cost of $0.00    579,104          58         (58)             -

Capital contributed to cover
  operating expenses                 -           -       2,425              -

Net loss for the period from
  August 1, 1987 through
  December 31, 1989                  -           -           -         (2,425)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1989     829,187          83     154,142       (154,225)

Capital contributed to cover
  operating expenses                 -           -       1,000              -

Net loss for the year ended
  December 31 1990                   -           -           -         (1,000)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1990     829,187          83     155,142       (155,225)

Common shares cancelled       (329,022)        (33)         33              -

Common shares issued in
  acquisition of Ocean
  Express Lines, Inc.        5,750,000         575      56,925              -

Net loss for the period from
  January 1, 1991 through
  December 31, 1998                  -           -           -        (57,500)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1998   6,250,165    $  625    $  212,100     $ (212,725)
                            ----------  ----------  ----------     ----------


The accompanying notes are an integral part of these financial statements.


                                    F-5



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit)(Continued)

                                                                    Deficit
                                                                  Accumulated
                                 Common Stock        Additional    During the
                            ----------------------    Paid In     Development
                              Shares      Amount      Capital        Stage
                            ----------  ----------  ----------     ----------
Balance, December 31, 1998   6,250,165  $      625  $  212,100    $ (212,725)

Common shares issued per
  court order at $0.0008 per
  share for conversion of debt
  on December 16, 1999      13,749,835       1,375       8,625             -

Net loss for the year ended
  December 31, 1999                  -           -           -       (10,000)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1999  20,000,000       2,000     220,725      (222,725)

Net loss for the year ended
  December 31, 2000                  -           -           -        (3,377)
                            ----------  ----------  ----------     ----------
Balance, December 31, 2000  20,000,000       2,000     220,725      (226,102)

Net loss for the year ended
  December 31, 2001                  -           -           -        (4,063)
                            ----------  ----------  ----------     ----------
Balance, December 31, 2001  20,000,000    $  2,000  $  220,725    $ (230,165)
                            ==========  ==========  ==========     ==========

The accompanying notes are an integral part of these financial statements.

                                    F-6



                           OCEAN EXPRESS LINES, INC.
                         (A Development Stage Company)
                            Statements of Cash Flows

                                                                              From
                                                                         Inception of the
                                                                           Development
                                                                            Stage on
                                                  For the Years Ended        July 31,
                                                      December 31,         1987 Through
                                                --------------------------  December 31,
                                                    2001           2000         2001
                                                -----------    -----------   -----------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                      $    (4,063)   $    (3,377)  $  (78,365)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
    Loss on common stock issued for subsidiary            -              -        57,500
  Changes in operating assets and liabilities:
    Increase in accounts payable                      1,400          1,600        13,000
    Increase in accounts payable - related party      2,663          1,777         4,440
                                                -----------    -----------   -----------
      Net Cash Used by Operating Activities               -              -       (3,425)
                                                -----------    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES                      -              -             -
                                                -----------    -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
                                                -----------    -----------   -----------
  Contribution of capital by shareholders                 -              -         3,425
                                                -----------    -----------   -----------
    Net Cash Provided by Financing Activities             -              -         3,425
                                                -----------    -----------   -----------
CHANGE IN CASH                                            -              -             -
                                                -----------    -----------   -----------
CASH AT BEGINNING OF PERIOD                               -              -             -
                                                -----------    -----------   -----------
CASH AT END OF PERIOD                           $         -    $         -   $         -
                                                ===========    ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:

Cash paid during the year for:

  Interest                                      $         -    $         -   $         -
  Income taxes                                  $         -    $         -   $         -

NON-CASH FINANCING AND INVESTING
  ACTIVITIES:

  Common stock issued in acquisition            $         -    $         -   $    57,500
  Common stock issued for conversion of debt    $         -    $         -   $    10,000


The accompanying notes are an integral part of these financial statements.


                                    F-7



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements
                          December 31, 2001 and 2000


NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.   Business and Organization

         Ocean Express Lines, Inc. (The Company) was incorporated in the state of Idaho on May 6, 1971 under the name Hall Mt. Silver Mines, Inc. In June, 1989, the Company changed its name to Network Videotex Systems, Inc, and in November of 1989, changed its name again to Wessex International, Inc. In May, 1991, the Company acquired Ocean Express Lines, Inc., a Florida corporation (Florida), and changed its name to Ocean Express Lines, Inc. In 1994 Florida was dissolved, and as of December 31, 2001 the Company had no investments in subsidiaries.

         For a short time after its inception, the Company's primary operating focus was its mining properties and claims. In July, 1987, the Company re-entered the development stage. The Company has been inactive since that time.

         In early April 1991, the Company entered into an agreement with Ocean Express Lines, Inc., a Florida corporation, with the intention of operating a shipping operation (See Note 2). The Company was unsuccessful in obtaining the necessary financing to pursue this business opportunity and disposed of the assets and operations of this company later in the same year. Accordingly, the Company remained in the development stage during this period.

         In March, 2000, the Company merged with Ocean Express Lines, Inc., a Nevada corporation (Nevada). Nevada issued 20,000,000 shares of its common stock to the shareholders of the Company, in exchange for all of the shareholders' stock in the Company. The Company is the surviving entity for accounting purposes, and Nevada is the surviving entity for legal purposes. Nevada was organized on February 18, 2000, and had no assets or liabilities at the time of merger. The sole purpose of this transaction was to change the Company's corporate domicile from Idaho to Nevada.

         b.  Cash Equivalents

         Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

         c.  Basic Loss Per Share

         The computation of basic loss per share per share of common stock is based on the weighted average number of shares outstanding during the period.


                                    F-8



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements
                          December 31, 2001 and 2000


NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

          c.  Basic Loss Per Share (Continued)

                                                   December 31,
                                           -----------------------------
                                                2001           2000
                                           -------------- --------------
          Loss (numerator)                  $      (4,063) $      (3,377)
          Weighted average shares
          (denominator)                        20,000,000     20,000,000
                                           -------------- --------------
          Loss per share                    $       (0.00) $      (0.00)
                                           ============== ==============
          d. Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          e.  Income Taxes

          At December 31, 2001, the Company had net operating loss carryforwards of approximately $21,000 that may be offset against future taxable income from the years 2001 through 2021. No tax benefit has been reported in the December 31, 2001 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

          The income tax benefit differs from the amount computed at federal statutory rate of approximately 38% as follows:

                                                For the Years Ended
                                                   December 31,
                                           -----------------------------
                                                2001            2000
                                           -------------- --------------
Income tax benefit at statutory rate        $         303  $       1,178
Change in valuation allowance                        (303)        (1,178)
                                           -------------- --------------
                                            $           -  $           -
                                           ============== ==============


                                    F-9



                            OCEAN EXPRESS LINES, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 1 -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (Continued)

         e.  Income Taxes (Continued)

         Deferred tax assets are comprised of the following:

                                                       For the Years Ended
                                                           December 31,
                                                      ---------------------
                                                        2001         2000
                                                      ----------  ----------
         Income tax benefit at statutory rate          $   7,980   $   7,677
         Change in valuation allowance                    (7,980)     (7,677)
                                                      ----------  ----------
                                                       $       -   $       -
                                                      ==========  ==========

         Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

         f.  Revenue Recognition

         The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

         g.  Changes in Accounting Principle

         During the years ended September 30, 2001, and 2000, the Company adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.), FASB Statement No. 141, "Business Combinations," FASB Statement No. 142, "Goodwill and Other Intangible Assets," FASB Statement No. 143, "Accounting for Asset Retirement Obligations," FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)." The effect of these adopted provisions on the Company's financial statements was not significant.

NOTE 2 -  COMMON STOCK TRANSACTIONS

         In 1988, management acquired mining claims in exchange for 579,104 shares of common stock, valued at predecessor cost of $0. In 1989, the Company elected to forward-split its common stock on a one-for-three basis, and subsequently changed the par value of its shares from $0.10 to $0.01. All references to common stock have been retroactively restated.


                                    F-10



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements
                          December 31, 2001 and 2000


NOTE 2 -  COMMON STOCK TRANSACTIONS (Continued)

         In 1991, the Company consummated an agreement with Ocean Express Lines, Inc., a Florida company (Florida) under which the Company issued 5,750,000 shares of its common stock to the shareholders of Florida, in exchange for all the issued and outstanding shares of Florida. The Company's shares were valued at par value on the merger date of $0.01 per share. As an additional stipulation of the agreement, the Company also cancelled 329,022 shares of its common stock, leaving the balance of the Company's issued and outstanding common shares at 6,250,165 as of December 31, 1991. Immediately prior to consummating this agreement, the Company reverse-split its common stock on a 1 to 18.09 basis. All references to common stock have been retroactively restated.

         In 1999, the Company issued all of its remaining authorized but previously unissued shares of common stock (13,749,835 shares of 20,000,000 authorized shares) in lieu of $10,000 debt, pursuant to a legal judgment and court order dated December 17, 1999.

         Also in 1999, the Company elected to amend its articles of incorporation such that the par value of its common shares was changed from $0.01 to $0.0001. All references to the par value have been retroactively restated.

NOTE 3 -  GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has had no significant operations since inception. As reported in the financial statements, the Company has an accumulated deficit of $230,165 as of December 31, 2001.

         These factors create uncertainty about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

         The ability of the Company to continue as a going concern is also dependent upon its ability to successfully seek out and consummate an agreement with an existing operating company, or secure other sources of financing such that it may commence profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



                                    F-11


                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
                        Notes to Financial Statements
                          December 31, 2001 and 2000


NOTE 4 -  RELATED PARTY TRANSACTIONS

         During the periods ended December 31, 2001 and December 31, 2000, the Company incurred various general and administrative expenses. As the Company has not had the wherewithal to pay these expenses, the Company has relied on related party contributions to satisfy its debts. As of December 31, 2001 and December 31, 2000, these contributions totaled $4,440 and $1,777, respectively, and have been classified as accounts payable - related party. These debts are expected to be settled in the near future in exchange for common stock.

NOTE 5 - DISCONTINUED OPERATIONS

         In 1998, the Company elected to discontinue all operations relating to the mining activities and Ocean Express Lines, Inc., a Florida Corporation.

         The following is a summary of discontinued operations:

                    Revenue                                  $        -
                    Expenses                                      3,425
                    Loss on stock issued for Ocean Express
                     Lines, Inc., a Florida Corporation          57,500
                                                             ----------
                    Total loss on Discontinued operations    $   60,925
                                                             ==========


                                    F-12



                             OCEAN EXPRESS LINES, INC.
                          (A Development Stage Company)

                               FINANCIAL STATEMENTS

                       March 31, 2002 and December 31, 2001


C O N T E N T S


Balance Sheet                                                            F-14

Statements of Operations                                                 F-15

Statements of Stockholders' Equity (Deficit)                             F-16

Statements of Cash Flows                                                 F-18

Notes to the Financial Statements                                        F-19


                                    F-13



                           OCEAN EXPRESS LINES, INC.
                         (A Development Stage Company)
                                Balance Sheet

                             ASSETS
                            --------
                                                       March 31,     December 31,
                                                         2002            2001
                                                     ------------    ------------
CURRENT ASSETS                                       $          -    $          -
                                                     ------------    ------------
  Total Current Assets                                          -               -
                                                     ------------    ------------
  TOTAL ASSETS                                       $          -    $          -
                                                     ============    ============

            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
           ------------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                   $      6,732    $      3,000
  Accounts payable - related party                          4,440           4,440
                                                     ------------    ------------
    Total Current Liabilities                              11,172           7,440
                                                     ------------    ------------
    Total Liabilities                                      11,172           7,440
                                                     ------------    ------------
STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock: $0.0001 par value; authorized 50,000,000
   shares; 20,000,000 shares issued and outstanding         2,000           2,000
  Additional paid-in capital                              220,725         220,725
  Deficit accumulated prior to the development stage     (151,800)       (151,800)
  Deficit accumulated during the development stage        (82,097)        (78,365)
                                                     ------------    ------------
    Total Stockholders' Equity (Deficit)                   11,172          (7,440)
                                                     ------------    ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
     (DEFICIT)                                       $          -    $          -
                                                     ============    ============


The accompanying notes are an integral part of these financial statements.


                                    F-14



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
                          Statements of Operations
                               (Unaudited)

                                                                    From
                                                               Inception of the
                                                                 Development
                                                                  Stage on
                                    For the Three Months Ended     July 31,
                                            March 31,            1987 Through
                                    --------------------------     March 31,
                                       2002           2001           2002
                                    -----------    -----------    -----------
REVENUES                            $         -    $         -    $         -

EXPENSES                                  3,732          1,337         21,172
                                    -----------    -----------    -----------
LOSS FROM OPERATIONS                     (3,732)        (1,337)       (21,172)
                                    -----------    -----------    -----------
LOSS FROM DISCONTINUED OPERATIONS             -              -        (60,925)
                                    -----------    -----------    -----------
NET LOSS                            $    (3,732)   $    (1,337)   $   (82,097)
                                    ===========    ===========    ===========
BASIC LOSS PER SHARE                $     (0.00)   $     (0.00)
                                    ===========    ===========
WEIGHTED AVERAGE NUMBER
  OF SHARES OUTSTANDING              20,000,000     20,000,000
                                    ===========    ===========


The accompanying notes are an integral part of these financial statements.


                                    F-15



                          OCEAN EXPRESS LINES, INC.
                       (A Development Stage Company)
                 Statements of Stockholders' Equity (Deficit)


                                                                    Deficit
                                                                  Accumulated
                                 Common Stock       Additional    During the
                            ----------------------    Paid In     Development
                              Shares      Amount      Capital        Stage
                            ----------  ----------  ----------     ----------
Balance from inception of
  the development stage
  of July 31, 1987             250,083  $       25  $  151,775     $ (151,800)

Issuance of common stock
  for mining claims at
  predecessor cost of $0.00    579,104          58         (58)             -

Capital contributed to cover
  operating expenses                 -           -       2,425              -

Net loss for the period from
  August 1, 1987 through
  December 31, 1989                  -           -           -         (2,425)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1989     829,187          83     154,142       (154,225)

Capital contributed to cover
  operating expenses                 -           -       1,000              -

Net loss for the year ended
  December 31 1990                   -           -           -         (1,000)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1990     829,187          83     155,142       (155,225)

Common shares cancelled       (329,022)        (33)         33              -

Common shares issued in
  acquisition of Ocean
  Express Lines, Inc.        5,750,000         575      56,925              -

Net loss for the period from
  January 1, 1991 through
  December 31, 1998                  -           -           -        (57,500)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1998   6,250,165    $  625    $  212,100     $ (212,725)
                            ----------  ----------  ----------     ----------


The accompanying notes are an integral part of these financial statements.


                                    F-16



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit)(Continued)

                                                                   Deficit
                                                                  Accumulated
                                 Common Stock       Additional    During the
                            ----------------------    Paid In     Development
                              Shares      Amount      Capital        Stage
                            ----------  ----------  ----------     ----------
Balance, December 31, 1998   6,250,165  $      625  $  212,100    $ (212,725)

Common shares issued per
  court order at $0.0008 per
  share for conversion of debt
  on December 16, 1999      13,749,835       1,375       8,625             -

Net loss for the year ended
  December 31, 1999                  -           -           -       (10,000)
                            ----------  ----------  ----------     ----------
Balance, December 31, 1999  20,000,000       2,000     220,725      (222,725)

Net loss for the year ended
  December 31, 2000                  -           -           -        (3,377)
                            ----------  ----------  ----------     ----------
Balance, December 31, 2000  20,000,000       2,000     220,725      (226,102)

Net loss for the year ended
  December 31, 2001                  -           -           -        (4,063)
                            ----------  ----------  ----------     ----------
Balance, December 31, 2001           -           -           -      (230,165)

Net loss for the period ended
  March 31, 2002 (Unaudited)         -           -           -        (3,732)
                            ----------  ----------  ----------     ----------
Balance, March 31, 2002
  (Unaudited)               20,000,000  $    2,000  $  220,725    $ (233,897)
                            ==========  ==========  ==========     ==========



The accompanying notes are an integral part of these financial statements.


                                    F-17



                             OCEAN EXPRESS LINES, INC.
                           (A Development Stage Company)
                             Statements of Cash Flows
                                    (Unaudited)

                                                                                From
                                                                            Inception of
                                                                                 the
                                                                             Development
                                                                               Stage on
                                                For the Three Months Ended      July 31,
                                                --------------------------   1987 Through
                                                         March 31,             March 31,
                                                    2002           2001          2002
                                                -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                      $   (3,732)   $    (1,337)    $  (82,097)
  Adjustments to reconcile net loss to net cash
    (used) by operating activities:
    Loss on common stock issue for subsidiary             -              -         57,500
  Changes in operating assets and liabilities:
    Increase in accounts payable                      3,732            702         16,732
    Increase in account payable - related party           -            635          4,440
                                                -----------    -----------    -----------
      Net Cash (Used) by Operating Activities             -              -        (3,425)
                                                -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES                      -              -              -
                                                -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
                                                -----------    -----------    -----------
  Contribution of  capital by shareholders                -              -          3,425
                                                -----------    -----------    -----------
      Net Cash Provided by Financing Activities           -              -          3,425
                                                -----------    -----------    -----------
CHANGE IN CASH AND CASH EQUIVALENTS                       -              -              -
                                                -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                       -              -              -
                                                -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END
  OF YEAR                                       $         -    $         -    $         -
                                                ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:

Cash paid during the year for:

  Interest                                      $         -    $         -    $         -
  Income taxes                                  $         -    $         -    $         -

NON-CASH ACTIVITIES

  Common stock issued in acquisition            $         -    $         -    $    57,500
  Common stock issued for conversion of debt    $         -    $         -    $    10,000

The accompanying notes are an integral part of these financial statements.


                                    F-18



                          OCEAN EXPRESS LINES, INC.
                        (A Development Stage Company)
                      Notes to the Financial Statements
                     March 31, 2002 and December 31, 2001


NOTE 1 -  CONDENSED FINANCIAL STATEMENTS

         The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2002 and 2001 and for all periods presented have been made.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2001 audited financial statements. The results of operations for periods ended March 31, 2002 and 2001 are not necessarily indicative of the operating results for the full years.

NOTE 2 -  GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations

         In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing an agreement with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

         The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.



                                    F-19



                                  PART III

ITEM 1.  Index to Exhibits

     The following exhibits are filed with this registration statement:

    Exhibit No.              Exhibit Name

       3.1      Certificate of Incorporation and Amendments (Nevada)
       3.2      By-Laws of Registrant
       4.1 Instrument defining rights of holders (See Exhibit No. 3.1, Articles of Incorporation, Article 2)
      16.1      Letter on change in certifying accountant



ITEM 2.   Description of Exhibits

     See Item 1 above.

                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

Ocean Express Lines, Inc.
                     (Registrant)



Date:   June 03, 2002           By: /S/ GEOFF WILLIAMS
                                   ----------------------------
                                    Geoff Williams
                                    President, Chief Executive
                                    Officer and Director





    EX-3.1         CERTIFICATE OF INCORPORATION AND AMENDMENTS


                                               Document is copied.
DEAN HELLER                                        FILED # C4615-00
Secretary of State                                  FEB 18	, 2000
101 N. Carson St., Ste. 3                         in the office of
Carson City, NV 89701                              /s/ Dean Heller
(775) 634-5708                                Dean Heller Secretary of State

                     Articles of Incorporation
                       (Pursuant to NRS 78)

1. Name of Corporation:             Ocean Express Lines, Inc.

2. Resident Agent Name              Resident Agents of Nevada
   and Street Address:        711 Carson St., Carson City, NV  89701

3. Shares:  Number of shares                             Number of shares
          with par value:  50,000,000  Par value: .001  without par value: -
                          ------------            ------                 -----

4. Governing Board:       Shall be styled as   x  Directors  or       Trustees
                                             ------             ------

   Names, Addresses       The First Board of Directors shall consist of 1
   Number of Board of     members whose names and addresses are as follows:
   Directors/Trustees     Geoff Williams
                          --------------------------------
                          Name
                          56 W. 400 S. #220 S.L.C. UT  84101
                          -----------------------------------
                          Address           City, State, Zip

5. Purpose:               The purpose of the Corporation shall be:  Any Legal
                                                                  ------------

6. Other Matters:         Number of additional pages attached:
                                                              -------

7. Names, Addresses
   and Signatures of
   Incorporators:         Geoff Williams
                          ------------------------------------
                          Name
                          56 W. 400 S. #220 S.L.C. UT  84101
                          ------------------------------------
                          Address           City, State, Zip

                          /s/Geoff Williams
                          ------------------------------------
                          Signature


   Notary:                This instrument was acknowledged before me on
                          February 18, 2000 by
                          -----------------
                          Geoff Williams
                          -----------------
                          Name of Person
                          Incorporator Of
                          Ocean Express Lines, Inc.
                          -------------------------
                          (Name of party on behalf of whom instrument executed)


                          /s/Jo Juliano
                          -----------------------
                          Notary Public Signature


                               NOTARY SEAL


8. Certificate of
   Acceptance of
   Appointment of
   Resident Agent:      /s/ Resident Agents of Nevada, Inc. hereby accept
                        -----------------------------------
                       appointment as resident Agent for the above named corporation.

                       /s/ Patricia N. Boz              February 18, 2000
                       ----------------------          -------------------
                       Signature of Resident Agent       Date





            CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
                                     OF
                           OCEAN EXPRESS LINES, INC.
                (Before Payment of Capital or Issuance of Stock)

Filed by:

Geoff Williams
--------------------------------
Name of incorporator or director

certifies that:

1.     He is the sole incorporator and director of Ocean Express Lines, Inc.,
       a Nevada corporation.                       -------------------------

2. The original Articles were filed in the Office of the Secretary of State on February 18, 2000.
                -----------------

3. As of the date of this certificate, no stock of the corporation has been issued.

4. He hereby adopts the following amendments to the articles of incorporation of this corporation.


  Article 3 is amended to read as follows:


3. Shares:  (No. of shares     Number of shares
Corporation authorized         with par value:         50,000,000
to issue)                      Par value:                    .001
                               Number of shares
                               without par value:              -


Article 4 is amended to read as follows:


4. Governing Board:       Shall be styled as  xx  Directors  or      Trustees
                                            ------             ------

   Names, Addresses       The First Board of Directors shall consist of 1
   Number of Board of     members whose names and addresses are as follows:
   Directors/Trustees
                          Geoff Williams               Deworth Williams
                          56 W. 400 S. #220            56 W. 400 S. #220
                          Salt Lake City Ut. 84101     Salt Lake City Ut. 84101

                          Ed Cowle
                          56 W. 400 S. #220
                          Salt Lake City Ut.  84101


  Article 9 is amended to read as follows:

9. Directors:             The corporation shall be governed by a Board of
Directors consisting of no less than (3) and no more than nine (9) directors. Directors need not be shareholders of the corporation.


  Article 10 is amended to read as follows:

10.  Exemption from        The private property of the shareholders of the
Corporate Debt             corporation shall not be subject to the payment of
                           any corporate debts to any extent whatsoever.


Article 11 is amended to read as follows:

11.  Indemnification       As enumerated by the Nevada Code and as the Board
         of Directors may from time to time provide in the By-Laws or by resolution, the corporation shall indemnify its officers, directors, agents and other persons against personal liability for monetary damages for breach of fiduciary duty as a director to the full extent permitted by the laws of the state of Nevada.


                                       /s/Geoff Williams
                                          -----------------------------------
                                          Geoff Williams, President/Secretary

STATE OF   UTAH     )
                     )ss
COUNTY OF  Salt Lake)

     Subscribed and sworn to me this 2nd day of March, 2000

/s/Jo Juliano
-------------------------
Notary Public

NOTARY SEAL

Residing at:  Salt Lake City, Utah
My Commission Expires:    6-1-2003







    EX-3.2      BY-LAWS


                         OCEAN EXPRESS LINES, INC..

                                * * * * *

                                BY - LAWS

                                * * * * *

                                 ARTICLE I

                                  OFFICES

Section 1.  The principal office shall be in the City of Salt Lake City.

Section 2. The corporation may also have offices at such other places both within and without the State of Nevada as the board of directors may from time to time determine or the business of the corporation may require.

                                ARTICLE II

                         MEETINGS OF STOCKHOLDERS

Section 1. All annual meetings of the stockholders shall be held in the City of Salt Lake City, State of Nevada. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders, commencing with the year 2000, shall be held on the 2nd day of January, if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 A.M., at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the president or a vice president, or the secretary, or an assistant secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place, which may be within or without this state, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or a association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery or mailing of the notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 5. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the articles of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 8. Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation.

Section 9. At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six months from the date of its executions, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

Section 10. Any action, except election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the articles of incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                               ARTICLE III

                               DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be three (3). The directors shall be elected at the annual meeting of the stockholders, and except as provided in Section 2 of this article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 2. Vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. When one or more directors shall give notice of his or their resignation to the board, effective at a future date, the board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director so appointed to hold office during the remainder of the tem of office of the resigning director or directors.

Section 3. The business of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

Section 4. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Nevada.

                      MEETINGS OF THE BOARD OF DIRECTORS

Section 5. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 6. Regular meetings of the board of directors may be held without notice at such time an place as shall from time to time be determined by the board.

Section 7. Special meetings of the board of directors may be called by the president or secretary on the written request of two directors. Written notice of special meetings of the board of directors shall be given to each director at least zero (0) days before the date of the meeting.

Section 8. A majority of the board of directors, at a meeting duly assembled, shall be necessary to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the articles of incorporation. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

                          COMMITTEES OF DIRECTORS

Section 9. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

Section 10. The committees shall keep regular minutes of their proceedings and report the same to the board when required.

                       COMPENSATION OF DIRECTORS

Section 11. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 12. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for (I) any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under applicable Corporation Law; or (iv) any transaction from which the director derived any improper personal benefit. The forgoing sentence notwithstanding, if the Corporation Law is hereafter amended to authorize further elimination or a limitation on the liability of a director of a corporation, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the Corporation Law, as so amended.


     Any repeal or modification of this Article III (I) the stockholders of the Corporation or (ii) amendment to the Corporation Law of Nevada (unless statutory amendment specifically provides to the contrary ) shall not adversely affect any right or protection, existing immediately prior to the effectiveness of repeal or modification with respect to any acts or omissions occurring either before or after repeal or modification, of a person serving as a director at the time of repeal or modification.

                                 ARTICLE IV

                                  NOTICES

Section 1. Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

Section 2. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meetings; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Whenever any notice whatever is required to be given under the provisions of the statutes, of the articles of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE V

                                  OFFICERS

Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice president, a secretary and a treasurer. Any person may hold two or more offices.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a vice president, a secretary and a treasurer, none of whom need be a member of the board.

Section 3. The board of directors may appoint additional vice presidents, and assistant secretaries and assistant treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the board of directors.

                                THE PRESIDENT

Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the board of directors are carried into effect.

Section 7. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation or as restricted by a stockholders agreement.

                          THE VICE PRESIDENT

Section 8. The vice president shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties as the board of directors may from time to time prescribe.

                            THE SECRETARY

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the treasurer or an assistant secretary.

                            THE TREASURER

Section 10. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 11. He shall disburse the funds of the corporation as may be ordered by the board of directors taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at the regular meetings of the board, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 12. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

                                  ARTICLE VI

                            CERTIFICATES OF STOCK

Section 1. Every stockholder shall be entitled to have a certificate, signed by the president or a vice president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation. When the corporation is authorized to issue shares of more than one class or more than one series of any class, there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any stockholders upon request and without charge, a full or summary statement of the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, and, if the corporation shall be authorized to issue only special stock, such certificate shall set forth in full or summarized the rights of the holders of such stock.

Section 2. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be the officer or officers of such corporation.

                               LOST CERTIFICATE

Section 3. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

                               TRANSFER OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

                           CLOSING OF TRANSFER BOOKS

Section 5. The directors may prescribe a period not exceeding sixty days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a day not more than sixty days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting.

                           REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                ARTICLE VII

                             GENERAL PROVISIONS

                                 DIVIDENDS
Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the articles of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserves in the manner in which it was created.

                                         CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer of officers or such other person or persons as the board of directors may from time to time designate.

                                       FISCAL YEAR

Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

                                          SEAL

Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its incorporation and the words "Corporate Seal, Nevada."

                                       ARTICLE VIII

                                        AMENDMENTS

Section 1. These by-laws may be altered or repealed at any regular meeting of the stockholders or of the board of directors or of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration or repeal be contained in the notice of such special meeting.





   EX-16.1

               LETTER REGARDING CHANGE IN CERTIFYING ACCOUNTANT

                     [Jack F. Burke Jr. Letterhead]

June 25, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

I have read Part II, Item 3 of Ocean Express Lines, Inc. Form 10-SB to be filed with the Securities and Exchange Commission and am in agreement with the statements contained therein.


Very truly yours,



/s/Jack F. Burke, Jr.
-----------------------
Jack F. Burke Jr.
Certified Public Accountant